Exhibit 99.1

Hydrogenics Corporation

2013 Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation

Management’s Responsibility for Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements have been prepared by management and approved by the Board of Directors of Hydrogenics Corporation (the “Corporation”). The consolidated financial statements were prepared in accordance with International Financial Reporting Standards and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods considered most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Report on Internal Control Over Financial Reporting.” Management is also responsible for the preparation and presentation of other financial information included in the Annual Report and its consistency with the consolidated financial statements.

The Audit Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditor’s report.

The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.

The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been audited by the shareholders’ independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, and their report is provided herein.

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 6, 2014
Mississauga, Ontario

2013 Consolidated Financial Statements

Hydrogenics Corporation

Management’s Report on Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and is effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.  It includes those policies and procedures that:

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the Corporation’s consolidated financial statements;

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of the Corporation’s assets; and

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that the Corporation’s receipts and expenditures are made only in accordance with authorizations of management and the Corporation’s directors; and, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation’s internal control over financial reporting as at December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 1992. Based on this assessment, management concluded that, as at December 31, 2013, the Corporation’s internal control over financial reporting was effective.

Daryl C. F. Wilson President and Chief Executive Officer	Robert Motz Chief Financial Officer

March 6, 2014
Mississauga, Ontario

2013 Consolidated Financial Statements

Hydrogenics Corporation

March 6, 2014

Independent Auditor’s Report

To the Shareholders of
Hydrogenics Corporation

We have audited the accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the consolidated statements of operations and comprehensive loss, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the two years in the period ended December 31, 2013, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hydrogenics Corporation and its subsidiaries as at December 31, 2013 and December 31, 2012 and their financial performance and their cash flows for each of the two years in the period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 814 3220, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Balance Sheets
(in thousands of US dollars)

	December 31 2013	December 31 2012
		As Revised (Note 2)
Assets
Current assets
Cash and cash equivalents	$11,823	$13,020
Restricted cash (note 23)	635	3,039
Trade and other receivables (note 4)	5,391	5,769
Grants receivable	-	16
Inventories (note 5)	12,821	11,848
Prepaid expenses	979	915
	31,649	34,607
Non-current assets
Restricted cash (note 23)	1,389	743
Property, plant and equipment (note 6)	1,684	1,399
Intangible assets (note 7)	100	107
Goodwill (note 8)	5,248	5,021
	8,421	7,270
Total assets	$40,070	$41,877
Liabilities
Current liabilities
Trade and other payables (note 9)	$13,193	$11,551
Warranty provisions (note 10)	1,912	1,252
Deferred revenue	6,348	11,706
Warrants (note 12)	1,075	1,545
	22,528	26,054
Non-current liabilities
Other non-current liabilities (note 11)	3,095	2,384
Non-current warranty provisions (note 10)	981	556
Non-current deferred revenue	7,305	8,576
Total liabilities	33,909	37,570
Equity
Share capital (note 12)	333,312	323,513
Contributed surplus	18,449	17,995
Accumulated other comprehensive loss	(249)	(758)
Deficit	(345,351)	(336,443)
Total equity	6,161	4,307
Total equity and liabilities	$40,070	$41,877

Contingencies and guarantees (notes 21 and 23)

Douglas Alexander Chairman	Don Lowry Director

The accompanying notes form an integral part of these consolidated financial statements.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Operations and Comprehensive Loss
Years ended December 31,
(in thousands of US dollars, except for share and per share amounts)

	2013	2012
		As Revised (Note 2)

Revenue (note 26)	$42,413	$31,697
Cost of sales (notes 14 and 15)	30,352	26,448
Gross profit	12,061	5,249

Operating expenses
Selling, general and administrative expenses (notes 13, 14 and 15)	16,275	13,027
Research and product development expenses (notes 14, 15 and 16)	2,566	4,452
Other (gains) losses	3	(5)
	18,844	17,474
Loss from operations	(6,783)	(12,225)

Finance income (expenses)
Interest income	11	26
Interest expense	(426)	(329)
Foreign currency gains	517	755
Foreign currency losses	(162)	(586)
Other finance (losses) gains, net (note 17)	(2,065)	(438)
Finance (loss) gain, net	(2,125)	(572)

Loss before income taxes	(8,908)	(12,797)
Income tax expense (note 18)	-	-
Net loss for the year	(8,908)	(12,797)

Items that will not be reclassified to net loss:
Re-measurements of actuarial losses (note 2)	-	241
Items that will be reclassified subsequently to net loss:
Exchange differences on translating foreign operations	509	126
Comprehensive loss for the year	$(8,399)	$(12,430)

Net loss per share
Basic and diluted (note 19)	$(1.04)	$(1.74)

Weighted average number of common shares outstanding (note 19)	8,592,600	7,371,908

The accompanying notes form an integral part of these consolidated financial statements.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Changes in Equity
(in thousands of US dollars, except for share and per share amounts)

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance at December 31, 2011	6,605,648	$318,016	$17,433	$(323,887)	$(884)	$10,678
Net loss	-	-	-	(12,797)	-	(12,797)
Other comprehensive income	-	-	-	241	126	367
Total comprehensive income (loss) for the year	-	-	-	(12,556)	126	(12,430)
Issuance of common shares (note 12)	1,164,751	5,456	-	-	-	5,456
Adjustment for partial shares on share consolidation	(2)	-	-	-	-	-
Issuance of common shares on exercise of stock options (note 13)	5,143	41	(15)	-	-	26
Stock-based compensation expense (note 13)	-	-	577	-	-	577
Balance at December 31, 2012	7,775,540	$323,513	$17,995	$(336,443)	$(758)	$4,307
Net loss	-	-	-	(8,908)	-	(8,908)
Other comprehensive income	-	-	-	-	509	509
Total comprehensive income (loss) for the year	-	-	-	(8,908)	509	(8,399)
Issuance of common shares (note 12)	1,194,109	9,316	-	-	-	9,316
Issuance of common shares on exercise of stock options (note 13)	47,968	483	(177)	-	-	306
Stock-based compensation expense (note 13)	-	-	631	-	-	631
Balance at December 31, 2013	9,017,617	$333,312	$18,449	$(345,351)	$(249)	$6,161

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated financial statements.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Statements of Cash Flows
Years ended December 31,
(in thousands of US dollars)

	2013	2012
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the year	$(8,908)	$(12,797)
(Increase) decrease in restricted cash	1,758	(1,607)
Items not affecting cash:
Loss on disposal of assets	3	7
Amortization and depreciation	712	870
Other finance losses, net (note 17)	2,065	438
Unrealized foreign exchange (gains) losses	(120)	(257)
Stock-based compensation (note 13)	631	577
Portion of borrowings recorded as a reduction from research and product development expenses or fixed assets (note 11)	(934)	(981)
Accreted non-cash interest (note 11)	349	288
Payment of post-retirement benefit liability (note 11)	(97)	(100)
Liabilities for compensation indexed to share price	4,223	768
Net change in non-cash working capital (note 25)	(8,879)	11,631
Cash used in operating activities	(9,197)	(1,163)

Investing activities
Proceeds from disposal of property, plant and equipment	-	26
Purchase of property, plant and equipment	(939)	(424)
Purchase of intangible assets	(32)	(2)
Cash used in investing activities	(971)	(400)

Financing activities
Payment of repayable government contributions (note 11)	(393)	(308)
Proceeds of borrowings, net of transaction costs (note 11)	1,782	1,621
Proceeds of operating borrowings	1,412	1,182
Repayment of operating borrowings	(1,412)	(1,182)
Common shares issued and warrants exercised, net of issuance costs (note 12)	7,280	5,178
Cash provided by financing activities	8,669	6,491

Effect of exchange rate fluctuations on cash and cash equivalents held	302	307
Increase (decrease) in cash and cash equivalents during the year	(1,197)	5,235
Cash and cash equivalents - Beginning of year	13,020	7,785
Cash and cash equivalents - End of year	$11,823	$13,020
Supplemental disclosure
Income taxes paid	$-	$-
Interest paid	8	3

The accompanying notes form an integral part of these consolidated financial statements.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 1.  Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Corporation has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

The Corporation is incorporated and domiciled in Canada. The address of the Corporation’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Corporation is a public corporation and its shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on the NASDAQ.

Note 2.  Basis of Preparation, Summary of Significant Accounting Policies, Judgments and Estimation Uncertainty

Basis of preparation

The Corporation prepared its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The policies applied in these consolidated financial statements are based on IFRS policies effective as of December 31, 2013. The Board of Directors approved the consolidated financial statements on March 6, 2014.

Summary of significant accounting policies

Basis of measurement
The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value.

Basis of consolidation
The consolidated financial statements of the Corporation include the accounts of Hydrogenics and the consolidated accounts of all of its wholly owned subsidiaries. All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Corporation. Subsidiaries include all entities controlled by the Corporation. Control exists when the Corporation has the power to, directly or indirectly, govern the financial and operating policies. The existence and potential voting rights that are presently exercisable or convertible are considered when assessing whether the Corporation controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Corporation and are deconsolidated from the date on which control ceases.

Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Foreign currency translation
Items included in the financial statements of each consolidated entity in the Corporation’s consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US dollars, which is the functional currency of Hydrogenics Corporation (“the parent company”).

The functional currency of the Corporation’s OnSite Generation segment is the euro, which is the currency of the primary economic environment in which the subsidiary operates. OnSite Generation primarily consists of the Corporation’s subsidiary located in Belgium. The financial statements of this subsidiary (“foreign operation”) are translated into US dollars as follows: assets and liabilities - at the closing rate at the dates of the balance sheets; and income and expenses - at the average rate during the year as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive loss as cumulative translation adjustments.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of operations and comprehensive loss.

Cash and cash equivalents and restricted cash
Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash. Cash and cash equivalents, including restricted cash held as partial security for standby letters of credit and letters of guarantee, include cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.

Financial instruments
Financial assets and financial liabilities are recognized on the trade date – the date on which the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when they are extinguished, which occurs when the obligation specified in the contract is discharged, cancelled, or expired. Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheets when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the financial asset and settle the financial liability simultaneously.

At initial recognition, the Corporation classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired, as follows:

(i)
Financial assets and financial liabilities at fair value through profit or loss. A financial asset or financial liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category, unless designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Gains and losses arising from changes in fair value are presented in the consolidated statements of operations and comprehensive loss within other gains and losses in the period in which they arise. Financial assets and financial liabilities at fair value through profit or loss are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. The Corporation’s sole financial liability at fair value through profit or loss is warrants. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

(ii)
Loans and receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Corporation’s loans and receivables comprise trade and other receivables, cash and cash equivalents, and restricted cash, and are classified as current, except for the portion expected to be realized or paid beyond 12 months of the consolidated balance sheet dates, which is classified as non-current. Loans and receivables are initially recognized at fair value. The measurement of the fair value of an asset is based on assumptions that market participants would use when pricing the asset under current market conditions. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iii)
Financial liabilities at amortized cost. Financial liabilities at amortized cost include trade and other payables, repayable government contributions and long-term debt (see Note 11). All financial liabilities at amortized cost are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. At the end of each reporting period, interest accretion related to repayable government contributions and long-term debt is included in interest expense and changes in value attributable to changes in the timing and amount of estimated future cash flows are included in other finance gains losses, net. Financial liabilities are classified as current liabilities if payment is due within 12 months (or within the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities

Impairment of financial assets
At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Corporation recognizes an impairment loss on the financial asset, which is carried at amortized cost. The loss is determined as the difference between the amortized cost of the financial asset and the present value of the estimated future cash flows, discounted using the financial asset’s original effective interest rate. The carrying value of the asset is reduced by this amount indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories
Raw materials, work-in-progress and finished goods are valued at the lower of cost, determined on a first-in first-out (“FIFO”) basis, and net realizable value. Inventory costs include the cost of material, labour, variable overhead and an allocation of fixed manufacturing overhead including amortization based on normal production volumes.  Net realizable value is the estimated selling price less estimated costs of completion and applicable selling expenses. If carrying value exceeds the net realizable amount, a writedown is recognized. The writedown may be reversed in a subsequent period if the circumstances causing it no longer exist.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying value or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost can be measured reliably. The cost and accumulated depreciation of replaced assets are derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of operations and comprehensive loss during the period in which they are incurred.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Depreciation is calculated on a diminishing balance method to depreciate the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of property, plant and equipment are as follows:

Furniture and equipment	20% per annum
Computer hardware	30% per annum
Automobiles	30% per annum

Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Construction-in-progress assets are not depreciated until such time they are available for use. Depreciation ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized.

Gains and losses on disposals of property, plant and equipment are determined by comparing the proceeds with the carrying value of the asset and are included as part of other gains and losses in the consolidated statements of operations and comprehensive loss.

Identifiable intangible assets and research and product development costs
The Corporation’s intangible assets consist of computer software with finite useful lives. These assets are capitalized and amortized over their estimated useful lives using the diminishing balance method at 30% per annum. Costs associated with maintaining computer software programs are recognized as an expense as incurred. The method of amortization and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

The Corporation incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available-for-use or sale; (ii) its intention to complete the intangible asset and use or sell it; (iii) its ability to use or sell the intangible asset; (iv) how the intangible asset will generate probable future economic benefits; (v) the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. To date, no product development costs have been capitalized.

Impairment of non-financial assets
Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Intangible assets with an indefinite useful life or intangible assets not yet available-for-use are subject to an annual impairment test. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units or “CGUs”). The recoverable value is the higher of an asset’s fair value less costs of disposal and value in use (which is the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists. Refer below under Note 8 for a detailed discussion on how the goodwill testing is performed. Goodwill acquired through a business combination is allocated to each CGU or group of CGUs that is expected to benefit from the related business combination. A goodwill CGU represents the lowest level within an entity at which goodwill is monitored for internal management purposes, which is not higher than an operating segment. The Corporation has two goodwill CGUs, which are OnSite Generation and Power Systems. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products. The goodwill recorded in the Corporation’s consolidated financial statements relates entirely to the OnSite Generation CGU. Goodwill is not amortized.

The Corporation evaluates impairment losses, other than goodwill impairment, for potential reversals when events or circumstances warrant such consideration.

Provisions and product warranties
Provisions are recognized when the Corporation has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to their present value where the effect is material. Additionally, the Corporation performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. Onerous contracts are those in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from the failure to fulfill it.

The Corporation typically provides a warranty for parts and/or labour for up to two years or based on time or certain operating specifications, such as hours of operation. In establishing the warranty provision, the Corporation estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products. Provisions are reviewed at each consolidated balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that a payment to settle the obligation will be incurred, the provision is reversed.

Warrants
The Corporation has warrants outstanding, which can be settled in cash at the option of the holder in the case of certain defined transactions (“Fundamental Transactions”), such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction.  The Corporation has classified these warrants as a liability at issuance because of the cash settlement features associated with the warrants.  The fair value is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility as well as unobservable inputs relating to assumptions with respect to the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced. The change in fair value during the period is included within other finance losses, net.

Leases
Leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the lessor is accounted for as long-term debt. These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty the lessee will obtain ownership by the end of the lease term. Payments made under operating leases (net of any incentives received from the lessor) are charged to the Consolidated Statement of Operations and Comprehensive Loss on a straight-line basis over the period of the lease.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Research and product development funding
Funding for research and product development includes government and non-government research and product development support. Government research and product development funding is recognized when there is reasonable assurance the Corporation has complied with the conditions attached to the funding arrangement and is recognized as the applicable costs are incurred.  Non-governmental funding is recognized when the Corporation becomes party to the contractual provisions of the funding agreement and is recognized as the applicable costs are incurred. Research and product development funding is presented as a reduction in research and product development expenses unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the carrying amount of the applicable asset. Where the Corporation receives government contributions that include fixed terms of repayment, a financial liability is recognized and measured as an amortized cost financial liability, as discussed above.

Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable for the gross inflow of economic benefits during the period, arising in the ordinary course of the Corporation’s activities.

Revenue is recognized when the Corporation has transferred the significant risks and rewards of ownership of the goods to the buyer, it is probable the economic benefits will flow to the Corporation, delivery has occurred, and the amount of revenue and costs incurred or to be incurred can be measured reliably. Site commissioning revenue is recognized when the installation has been completed. Revenue is measured based on the price specified in the sales contract, net of discounts and estimated returns. Historical experience is used to estimate and provide for discounts and returns. For sales of equipment, these criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, either via formal acceptance by the customer or lapse of rejection period. If all other revenue recognition criteria have been met but delivery has not occurred, the Corporation recognizes revenue, provided that the following criteria have been met: (i) the buyer must have assumed title to the goods and accepted billing; (ii) it must be probable delivery will take place; (iii) the goods must be on hand, identified and ready for delivery to the buyer at the time the sale is recognized; (iv) the buyer specifically acknowledges the deferred delivery instructions; and (v) the usual payment terms apply.

The Corporation also enters into transactions that represent multiple-element arrangements, which may include any combination of equipment and service. These multiple-element arrangements are assessed to determine whether they can be sold separately in order to determine whether they can be treated as more than one unit of accounting or element for the purpose of revenue recognition. When there are multiple elements or units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements on a relative fair value basis. The revenue recognition policy described above is then applied to each unit of accounting.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Revenue from long-term contracts, such as customer specific product development contracts are recognized when the outcome of a transaction involving the rendering of services can be estimated reliably, determined under the percentage-of-completion method based on the stage of completion. Under this method, the revenue recognized equals the latest estimate of the total selling price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the costs to complete the transaction.  The outcome of a transaction can be estimated reliably when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Corporation, the stage of completion at the end of the reporting period can be measured reliably, and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Revenue on a given contract is recognized proportionately with its percentage of completion. The stage of completion is measured on the basis of direct expenses incurred as a percentage of the total direct expenses to be incurred.

If circumstances arise that may change the estimates of revenue, the remaining costs or extent of progress toward completion, estimates of revenue are revised.  These revisions may result in increases or decreases in estimated revenue or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, revenue is recognized by reference to the state of completion of the transaction at the end of the reporting period.

Cash received in advance of revenue being recognized is classified as current deferred revenue, except for the portion expected to be settled beyond 12 months of the consolidated balance sheet dates, which is classified as non-current deferred revenue.

Cost of sales
Cost of product sales includes the cost of finished goods inventory and costs related to shipping and handling. Cost of service sales includes direct labour and additional direct and indirect expenses.

Share capital
Common shares are classified as equity.  Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Employee benefits

Post-retirement benefit liability
The Corporation has a post-retirement benefit obligation.  The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary and is recognized in the consolidated balance sheets at the present value of the obligation at the consolidated balance sheet dates. Actuarial gains and losses are recognized in full in other comprehensive income and in deficit. Current service cost and the interest arising on the pension liability are included in the same line items in the consolidated statements of operations and comprehensive loss as the related compensation cost. Each year, the liability is adjusted for cash payments, accreted interest, actuarial gains and losses and foreign exchange movement impact.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Stock-based compensation
The Corporation’s stock-based compensation plans are summarized below:

(i)
Stock options. The Corporation grants stock options to certain employees. Stock options vest 25% one year from the date of grant and quarterly thereafter over three years and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period, and is based on the estimated number of instruments expected to vest, which are then re-estimated at the reporting dates to the extent that subsequent information indicates the actual number of instruments expected to vest is likely to differ from previous estimates.

(ii)
Deferred share units (“DSU”). The cost of the Corporation’s DSUs is charged to selling, general and administrative expenses using the graded vesting method. The DSUs are settled in cash. The fair value of the vested share units is determined using the Black-Scholes option pricing model and revalued at the end of each reporting period until the settlement date. The Corporation has set up a liability in the consolidated balance sheets, included within trade and other payables, for the fair value of the vested DSUs.

(iii)
Restricted share units (“RSU”). The cost of the Corporation’s RSUs is charged to selling, general and administrative expenses using the graded vesting method. Since the RSUs will be settled in cash, the fair value of the vested share units is revalued at the end of each reporting period until the settlement date. The Corporation uses the Black-Scholes option pricing model, including its best estimate of the total number of units that will vest. The Corporation has set up a liability in the consolidated balance sheets, included within trade and other payables for the fair value of the RSUs.

(iv)
Performance share units (“PSU”). The cost of the Corporation’s PSUs is charged to selling, general and administrative expenses using the graded vesting method. The PSUs are to be settled in equity. The fair value of the vested share units are the fair value of the Corporation’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the consolidated interim statements of operations and comprehensive loss with a corresponding adjustment to contributed surplus.

Income taxes
Income tax expense comprises current income tax expense and deferred income tax expense. Income tax expense is recognized in the consolidated statements of operations and comprehensive loss, except to the extent that it relates to items recognized directly in comprehensive loss or equity, in which case, income taxes are also recognized directly in comprehensive loss or equity. If business combinations occur, income taxes may also be recognized in the business combination. Current income taxes are the expected taxes payable on the taxable income for the year, using income tax rates enacted, or substantively enacted at the end of the reporting period, and any adjustment to income taxes payable in respect of previous years.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

In general, deferred income taxes are the amount of income taxes expected to be paid or recoverable in future periods in respect of temporary differences, carry-forwards of unused tax losses and carry-forwards of unused tax credits. Deferred income taxes arise between the tax base (the amount attributed to the asset or liability for income tax purposes rather than the amount used in the computation of taxable income) and their carrying values in the consolidated financial statements as well as on unused tax losses and tax credits. Deferred income taxes are determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated balance sheet dates and are expected to apply when the deferred income tax asset or liability is settled. Deferred income tax assets are recognized to the extent that it is probable these assets can be recovered.

Deferred income taxes are provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences and unused tax losses and tax credits can be utilized. The carrying value of deferred income tax assets is reviewed at each consolidated balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the deferred income tax asset to be recovered. Deferred income tax liabilities are not recognized on temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred income tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of certain assets and liabilities acquired other than in a business combination. Deferred income tax assets and liabilities are presented as non-current.

Net loss per share
Basic net loss per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net loss per share is calculated using the weighted average number of common shares outstanding for the year for basic net loss per share plus the weighted average number of potential dilutive shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later, unless they were anti-dilutive. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of stock options and warrants to acquire common shares.

Significant accounting judgments and estimation uncertainties

Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Corporation to make estimates include revenue and gross profit recognition, warranty provisions, and the long-term debt.

These estimates and judgments are further discussed below:

(i)	Revenue recognition and contract accounting

The Corporation uses the percentage-of-completion method of accounting for its long-term contracts, such as customer specific product development contracts. Use of this percentage-of-completion method requires the Corporation to estimate the services performed to date as a proportion of the total services to be performed. This estimate impacts both the amount of revenue recognized by the Corporation as well as the amount of deferred revenue. The determination of estimated costs for completing a fixed-price contract is based on estimates that can be affected by a variety of factors such as potential variances in scheduling and cost of materials along with the availability and cost of qualified labour and subcontractors, productivity, as well as possible claims from subcontractors.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The determination of expected revenue represents the contractually agreed revenue, including change orders. A change order results from an official change to the scope of the work to be performed compared to the original contract that was signed.

The Corporation estimates costs separately for each customer specific product development contract. The determination of estimates is based on the Corporation’s business practices, considering budgets as well as its historical experience. Furthermore, management regularly reviews underlying estimates of product development contract profitability. The long-term nature of certain product development contract arrangements commonly results in significant estimates related to scheduling and estimated costs.

(ii)	Warranty provision

As noted above, the Corporation typically provides a warranty for parts and/or labour for up to two years or based on time of shipment or commissioning or based on certain operating specifications, such as hours of operation. Management considers historical field data, results of internal testing and, in certain circumstances, application, in determining the value of this provision.

(iii)	Long-term debt

As described in note 11, the Corporation has entered into a loan agreement with the Province of Ontario Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. The financial liability was measured as the net present value of future cash flows. The Corporation estimates the total project expenditures expected to be incurred before the project completion date when valuing its long-term debt (Note 11) related to any new disbursements or estimating the timing of cash flows relating to the existing liability. This estimate impacts the amount of the loan that will be subject to accelerated repayment as described in Note 11.

The key assumptions used in determining the fair value of the loan are as follows:

-
Certain criteria, such as the retention and creation of a specified number of jobs, will be met and hence, the loan will be interest-free for the first five years commencing on the first day of the month following the date of the first disbursement and bear interest at a rate of 3.67% after this five-year period. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

-	The discount rate for loan drawdowns during the year ended December 31, 2013 was 15.5% (2012 – 15.5%)

-	Sufficient expenditures will be incurred before the project completion date such that accelerated repayment will not impact the timing of repayment of the amounts drawn to date.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Out of period adjustments

In connection with the preparation of the Corporation’s consolidated financial statements for the year ended December 31, 2013, adjustments were identified relating to prior periods. The out of period errors identified relate to several items that are individually immaterial and the impact on each financial statement line is summarized in the tables below.

The Corporation assessed the errors and concluded that the related amounts were not material to any of its previously issued financial statements, either individually or in the aggregate.  However, the Corporation elected to revise its previously issued consolidated financial statements to correct the effect of these errors. This non-cash revision does not impact cash flows for any prior period.

The following tables present the effect of this correction on the Corporation’s Consolidation Statements of Operations and Comprehensive loss and Consolidated Statements of Cash Flow:

	For the year ended December 31, 2012
	As previously reported	IFRS 19 Adjustment (See note 2)	Adjustment	As revised
(unaudited)
Revenue	$(31,806)		$109	$(31,697)
Cost of sales	26,561		(113)	26,448
Research and product development expenses	4,606		(154)	4,452
Selling, general and administrative	12,751	241	35	13,027
Net loss	12,679	241	(123)	12,797
Net loss per share	$(1.72)	$(0.03)	$0.01	$(1.74)

	For the year ended December 31, 2011
	As previously reported		IFRS 19 Adjustment (See note 2)	Adjustment	As revised
(unaudited)
Revenue	$	(23,832)		$(86)	$(23,918)
Cost of sales		18,344		7	18,351
Research and product development expenses		2,934		-	2,934
Selling, general and administrative		11,740	304	(47)	11,997
Net loss		9,788	304	(126)	9,966
Net loss per share		$(1.58)	$(0.05)	$(0.02)	$(1.61)

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The following tables present the effect of this correction on the Corporation’s Consolidated Balance Sheet:

	For the year ended December 31, 2012			For the year ended December 31, 2011
	As previously reported	Adjustment	As revised	As previously reported	Adjustment	As revised
(unaudited)
Trade and other receivables	$5,615	$154	$5,769	$4,151	-	$4,151
Inventory	12,213	(365)	11,848	9,315	$(145)	9,170
Current deferred revenue	(11,597)	(109)	(11,706)	(5,061)	-	(5,061)
Trade and other payables	(11,946)	395	(11,551)	(9,986)	50	(9,936)
Contributed surplus	(17,995)	-	(17,995)	(17,480)	47	17,433
Deficit	$336,518	$(75)	$336,443	$323,839	$48	$323,887

The net impact of the revision to shareholder’s equity as of December 31, 2010 was a net increase of $174.

Note 3. Adoption of New or Amended Accounting Standards

Adoption of New Accounting Standards and Amendments

Effective January 1, 2013, the Corporation adopted the below IFRSs:

IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control.

The Corporation adopted IFRS 10 effective January 1, 2013. The Corporation assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries.

IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The Corporation adopted IFRS 11 effective January 1, 2013. The Corporation assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 11 was not applicable as the Corporation does not have any joint arrangements as at January 1, 2013 or December 31, 2013.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures, and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

The Corporation adopted IFRS 12 effective January 1, 2013. The Corporation assessed its disclosure on January 1, 2013 and determined that the adoption of IFRS 12 did not result in any change in the disclosures for the Corporation.

IFRS 13, Fair value measurement

IFRS 13, Fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Corporation adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

IAS 1, Presentation of Items of Other Comprehensive Income

The Corporation has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Corporation to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The Corporation has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

IAS 19, Employee Benefits

IAS 19, Employee Benefits has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and to enhance the disclosure of all employee benefits. Hydrogenics has adopted IAS 19, Employee Benefits as of January 1, 2013.

IAS 19 requires the net defined benefit liability to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are recognized in net income when incurred. Re-measurements consisting of actuarial gains and losses are recognized in other comprehensive income and deficit, without subsequent reclassification to net income. Whereas the Corporation previously recognized re-measurements in net loss, re-measurements are now required to be recognized in other comprehensive income and then immediately in deficit.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The Company adopted these amendments retrospectively and adjusted its opening equity as at January 1, 2012 to recognize re-measurements consisting of actuarial gains and losses in other comprehensive income and deficit. The adjustments for each financial statement line item affected are presented in the tables below.

Adjustments to the consolidated statements of operations and comprehensive loss:

Year ended December 31
2012
As Revised
Comprehensive loss for the period before accounting change	$(12,430)
Increase in other comprehensive loss for re-measurements of post-employment benefit liabilities	241
Increase in net loss	(241)
Comprehensive loss after accounting change	$(12,430)
Net loss per share after accounting change	$(1.74)

Accounting Standards and Amendments Issued But Not Yet Applied

IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model with only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (“OCI”). Where equity instruments are measured at fair value through OCI, dividends are recognized in profit or loss to the extent they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated OCI indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in OCI. In January 2012, the effective date was revised to January 1, 2015 with earlier application permitted. The Corporation has not yet assessed the impact of this standard and amendments or determined whether it will early adopt them.

IFRS 9 was amended In November 2013, to (i) include guidance on hedge accounting, (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9) and (iii) remove the previous mandatory effective date of January 1, 2015, although the standard is available for early adoption.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 4.  Trade and Other Receivables

	December 31 2013	December 31 2012
Trade accounts receivable	$4,864	$5,148
Less: Allowance for doubtful accounts (note 27)	(139)	(124)
Goods and services tax and other receivables	666	745
	$5,391	$5,769

Note 5. Inventories

	December 31 2013	December 31 2012
Raw materials	$8,036	$5,782
Work-in-progress	4,533	4,863
Finished goods	252	1,203
	$12,821	$11,848

During the year ended December 31, 2013, the Corporation recorded inventory obsolescence provisions as follows:

	2013	2012
At January 1	$1,286	$1,252
Write downs during the period, net of recoveries	(364)	48
Foreign exchange revaluation	33	(14)
At December 31	$955	$1,286

Previously recorded inventory obsolescence provisions were reversed as a result of subsequent recoveries in net realizable value, which can occur when inventory is separated into its individual components for a detailed review of its usability, or production calls for the usage of an inventory item which had been previously provided for.

During the year ended December 31, 2013, approximately $20,475 (2012 - $19,766) of inventories was expensed in cost of sales.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 6. Property, Plant and Equipment

	December 31 2013	December 31 2012

Test Equipment
At cost	$4,682	$4,494
Accumulated depreciation	(4,515)	(4,479)
Net carrying amount	167	15

Furniture and Equipment
At cost	4,743	3,949
Accumulated depreciation	(3,444)	(3,003)
Net carrying amount	1,299	946

Computer Hardware
At cost	651	639
Accumulated depreciation	(548)	(513)
Net carrying amount	103	126

Leasehold Improvements
At cost	1,275	1,179
Accumulated depreciation	(1,190)	(874)
Net carrying amount	85	305

Automobiles
At cost	537	508
Accumulated depreciation	(507)	(501)
Net carrying amount	30	7

Total Property, Plant and Equipment	$1,684	$1,399

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous years are set out below.

	Test Equipment		Furniture and Equipment		Computer Hardware		Leasehold Improvements		Automobiles
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Carrying amount, beginning of year	$15	$18	$946	$1,090	$126	$143	$305	$539	$7	$-
Additions	194	-	672	277	32	44	12	94	28	9
Disposals	-	-	-	(2)	(3)	(4)	-	-	-	-
Depreciation expense	(34)	(2)	(348)	(433)	(53)	(58)	(233)	(328)	(5)	(2)
Foreign currency exchange	(8)	(1)	29	14	1	1	1	-	-	-
Carrying amount, end of year	$167	$15	$1,299	$946	$103	$126	$85	$305	$30	$7

Property, plant and equipment under construction, at December 31, 2013, not yet subject to depreciation, amounted to $nil (2012 - $39).

Depreciation of $405 (2012 - $752) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses and $268 (2012 - $71) is included in cost of sales.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 7. Intangible Assets

	December 31 2013	December 31 2012
Computer Software
At cost	$1,783	$1,755
Accumulated amortization	(1,683)	(1,648)
Total Intangible Assets	$100	$107

Reconciliations of the carrying amount of intangible assets at the beginning and end of the current and previous years are set out below.

	Computer Software
	2013	2012

Carrying amount, beginning of year	$107	$152
Additions	31	2
Amortization expense	(39)	(47)
Foreign currency exchange	1	-
Carrying amount, end of year	$100	$107

Amortization of $39 (2012 - $47) is included in the consolidated statements of operations and comprehensive loss in selling, general and administrative expenses.

Note 8. Goodwill

Reconciliations of the carrying amounts of goodwill at the beginning and end of the current and previous years are set out below.

	December 31 2013	December 31 2012
Carrying amount, beginning of year	$5,021	$4,941
Foreign currency exchange	227	80
Carrying amount, end of year	$5,248	$5,021

Goodwill is tested at least annually for impairment. The goodwill recorded in the consolidated financial statements relates entirely to the OnSite Generation CGU. The recoverable amount of the OnSite Generation CGU was estimated based on an assessment of fair value less costs of disposal. Fair value less of disposal is determined using multiples of revenue determined by reference to specific risks in relation to the OnSite Generation CGU and revenue multiples based on past experience, forecasted results, and those noted for comparable companies. Furthermore, the Corporation reconciles the recoverable amount to its consolidated market capitalization and the fair value of its debt. An impairment charge is recognized to the extent that the carrying value exceeds the recoverable amount. No impairment charges have arisen as a result of the reviews performed as at December 31, 2013 and 2012. Reasonably possible changes in key assumptions would not cause the recoverable amount of goodwill to fall below the carrying value.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 9. Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	December 31 2013	December 31 2012
Trade accounts payable	$3,115	$5,285
Accrued payroll and related compensation	3,871	2,233
Supplier accruals	1,402	721
Liabilities for compensation plans indexed to the share price	3,182	1,700
Current portion of repayable government contributions	465	453
Accrued professional fees	270	195
Current portion of post-retirement benefit liability	83	100
Facility accruals	13	13
Other	792	851
	$13,193	$11,551

Note 10. Warranty provisions

Changes in the Corporation’s aggregate provisions for the years ended December 31, 2013 and 2012 are as follows:

Warranties (note 2)	2013	2012
At beginning of year	$1,808	$1,654
Additional provisions	2,594	1,405
Utilized during the year	(764)	(393)
Unused amounts reversed	(813)	(880)
Foreign exchange differences	68	22
At end of year	$2,893	$1,808

Current provision	1,912	1,252
Long term provision	981	556
Total provision	$2,893	$1,808

Note 11. Other Non-current Liabilities

Other non-current liabilities are as follows:

	December 31 2013	December 31 2012
Long-term debt (i)	$2,260	$1,288
Non-current post-retirement benefit liability (ii)	309	418
Non-current repayable government contributions (iii)	526	678
	$3,095	$2,384

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

(i)	Long-term debt
In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements.  These conditions differ for each disbursement and are dependent on the execution of certain commercial events. As of December 31, 2013 the full amount of CA$6,000 may be drawn upon as the conditions have been met for all draw downs of the loan. The Corporation has currently drawn CA$5,012.

The maturity date of the loan is December 2021, ten years from the date of the first disbursement in December 2011. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, namely; the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the repayment terms are unaffected, however, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan commencing from the first disbursement. At the project completion date of September 30, 2015, the outstanding amount of the loan is subject to accelerated repayment in an amount based on the percentage shortfall of actual expenditures incurred to date compared to the contractual minimum. Such amount will be immediately repayable with interest calculated from the date of the last disbursement at a rate of 5.67%.

The change in carrying value of this liability for the year ended December 31 was as follows:

	2013	2012
At January 1	$1,288	$499
Draw downs during the period	848	640
Interest accretion during the period	225	128
Foreign exchange revaluation	(101)	21
At December 31	$2,260	$1,288

During the year ended December 31, 2013, the Corporation drew down CA$1,884(December 31, 2012 - CA$1,627) on the loan.

The difference between the fair value of the amount drawn, calculated as the present value of the cash outflows, and the proceeds received, totalling $934 (2012 - $981) has been recorded as either research and product development funding, or a reduction in the cost of a fixed asset during the year ended December 31, 2013.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

(ii)	Post-retirement benefit liability
The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary. The key assumptions used in this valuation are the expected life of the beneficiary and the discount rate, which is based on high quality corporate bonds, of 2.25%.

The change in the fair value of this liability as a result of cash payments during the year ended December 31, 2013 is ($97) (2012 – ($100)).The remaining change in the fair value of this liability of $30 (2012 - $1) (excluding re-measurements of actuarial gains or losses) during the year ended December 31, 2013 has been recorded in selling, general and administrative expenses.

The present value of the unfunded obligation recognized in the consolidated balance sheets at December 31, 2013 is $391 (2012 - $520).

(iii)	Repayable government contributions
The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”) entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, a total of CA$1,500 will be paid to Industry Canada in quarterly instalments which commenced in January 2011 and will continue until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before  September 30, 2017 or the sum of CA$800, whichever will be the lesser amount, will be paid to Industry Canada (“the Contingent Amount”).

The Amendment was not determined to be a significant modification of the TPC Agreement for accounting purposes. Accordingly, at the date of the Amendment, the carrying value of the liability was adjusted to $1,158, determined by taking the net present value of the CA$1,500 due in accordance with the Amendment plus $285, which represented the Corporation’s best estimate of the Contingent Amount, using the effective interest rate inherent in the original TPC Agreement of 14%. The values of the liability at December 31, 2013 and December 31, 2012 were $990 and $1,130, of which the current portions of $465 and $453 were included in trade and other payables, respectively.

The change in the fair value of this liability of $193 (2012 - $113); which is a result of changes in the estimate of the Contingent Amount; and interest accretion of $132 (2012 - $161) during the year ended December 31, 2013 have been recorded in other finance gains and losses, net and interest expense, respectively.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 12. Share Capital

	December 31, 2013		December 31, 2012
Common shares	Number	Amount	Number	Amount
Balance at January 1	7,775,540	$323,513	6,605,648	$318,016
Share Offering	891,250	6,145	1,164,751	5,456
Warrants exercised	302,859	3,171	-	-
Stock options exercised (note 13)	47,968	483	5,143	41
Adjustment for partial shares on consolidation	-	-	(2)	-
Balance at December 31	9,017,617	$333,312	7,775,540	$323,513

Common Share issuance

On April 30, 2013 the Company entered into an underwriting agreement with Roth Capital to issue 775,000 common shares of the Company at an issue price of $7.75 per share. Roth Capital also retained an overallotment of 116,250 shares that could be issued at any time on the ensuing 30 days. On May 3, 2013 the Company issued 891,250 shares for gross proceeds of $6,907 inclusive of the overallotment. Net proceeds after underwriting fees and expenses were $6,145.

Agreement with Enbridge Inc.

On April 20, 2012, the Corporation entered into the Subscription Agreement and a joint development agreement with Enbridge, a North American leader in delivering energy. Under the terms of the joint development agreement, the Corporation and Enbridge will jointly develop utility scale energy storage. Under the terms of the Subscription Agreement, Enbridge purchased from Hydrogenics 1,082,251 common shares at CA$4.62 per share for an aggregate purchase price of CA$5,000.  Pursuant to the terms of the Subscription Agreement, the Corporation will use a portion of the proceeds to develop utility scale energy storage. The Corporation incurred issuance costs of CA$190 in connection with common shares issued under the Subscription Agreement.

The Subscription Agreement provides, among other things, that Enbridge will have certain participation rights and, subject to certain ownership requirements, will have the right to appoint one non-voting observer to the Board of Directors of Hydrogenics.

Strategic alliance with CommScope

On August 9, 2010, the Corporation entered into a strategic alliance with CommScope Inc. (“CommScope”), a global leader in infrastructure solutions for communications networks, that calls for the development and distribution of specialized fuel cell power systems and includes an equity investment in the Corporation. Pursuant to the terms of the agreement, the Corporation will use the proceeds to develop next-generation power modules for telecom related backup power applications to be incorporated by CommScope in its products sold to customers worldwide.

Under the agreement, CommScope completed a purchase from the Corporation of 2,186,906 common shares on a private placement basis in four tranches for a maximum aggregate purchase price of $8,500 in 2010 and 2011.

The agreement provides, among other things, that CommScope has certain participation rights in future financings, which expire one year from the date of closing the fourth tranche.  These participation rights expired on June 30, 2012.  In addition, subject to the maintenance of certain ownership requirements, CommScope has the right to have one non-voting observer on the Board of Directors of the Corporation. The Corporation and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation granted to CommScope a licence to certain intellectual property resulting from the transaction, which is only exercisable by CommScope on the occurrence of specified events (such as the Corporation becoming insolvent or exiting the fuel cell business).

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Registered direct offering

On January 14, 2010, as part of a registered direct offering, the Corporation issued 239,356 warrants (the “Series A warrants”), which are exercisable at any time until January 14, 2015, at an exercise price of $13.00 per common share. On the same day, the Corporation also issued 260,646 warrants (the “Series B warrants”) exercisable for a period of five years beginning on July 15, 2010 at an exercise price of $13.00 per common share. The terms of the warrants stipulated that the exercise price of the Series A and B warrants is to be reduced if the Corporation completes a share offering, whereby the price per common share of such an offering is lower than $13.00 per common share.  As a result of the above noted investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The key estimates used by management in arriving at the fair value of these warrants at the end of each period is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility as well as unobservable inputs relating to assumptions with respect to the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced. The fair value is determined on the assumption that both the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced (in the event the Corporation completes a share offering, whereby the price per common share of such an offering is lower than the current exercise price) are remote. The fair values of the warrants are classified as Level 3 of the fair value hierarchy.

 The Corporation has included the warrants within liabilities at the date of issuance because of the cash settlement features associated with the warrants.  The Corporation measured these warrants at fair value at the time of issuance at $2,941.

The outstanding warrants during the year ended December, 2013 was as follows:

	December 31, 2013		December 31, 2012
	Series A	Series B	Series A	Series B
At January 1	141,856	260,646	224,356	260,646
Exercised	(141,856)	(191,574)	(82,500)	-
December 31	-	69,072	141,856	260,646

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Cash proceeds on the warrants exercise amounted to $828 (December, 2012 – $304) during the year ended December 31, 2013.

During the year ended December 31, 2013, 141,856 Series A warrants and 191,574 Series B warrants (December 30, 2012 – 82,500 Series A warrants and nil Series B warrants) were exercised. Of these, 94,678 Series A warrants and 130,323 Series B warrants were exercised at the reduced exercise price of $3.68 per common share for gross proceeds of $828 (December 31, 2012 - $304).  The remaining 47,178 Series A warrants and 61,251 Series B warrants were exercised as a cashless exercise, resulting in 77,858 shares being issued.

The change in fair value of outstanding warrants during the year ended December, 2013 was as follows:

	2013	2012
At January 1	$1,545	$1,525
Fair value of warrants exercised during the period	(1,785)	(248)
Fair value (gain) loss upon revaluation	1,315	268
At December 31	$1,075	$1,545

Key assumptions included the following:

	December 31, 2013		December 31, 2012
	Series A	Series B	Series A	Series B
Market price of common shares	-	$ 19.15	$ 6.77	$ 6.77
Risk-free interest rate	-	1.10%	1.14%	1.14%
Term to maturity	-	1.5 years	2 years	2.5 years
Volatility	-	64%	62%	61%

Note: Nil Series A warrants were outstanding at December 31, 2013

Fair value gains and losses upon revaluation of warrants are included in other finance gains (losses), net of income tax expense.

The change in fair value of outstanding warrants during the year of $1,315 (2012 - $268) is included within other finance (losses) gains, net of income tax expense.

Note 13. Stock-based Compensation

Stock option plan

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options to employees, directors and consultants as part of a long-term incentive plan. Stock options were previously granted under the Corporation’s Stock Option Plan.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

At December 31, 2012, the number of common shares that may be issued under the Corporation’s previous Stock Option Plan and the Omnibus Incentive Plan was 276,560 and 660,564, respectively (previous Stock Option Plan 2012 – 329,172, Omnibus Incentive Plan 2012 – 660,564). Of the 937,124 available common shares, RSUs and PSUs, 503,907 have been granted as stock options, and 154,493 have been granted as PSUs that were outstanding at December 31, 2013. The Corporation has availability of 278,724 common shares, RSUs and PSUs under the Omnibus Incentive Plan at December 31, 2013. All options are for a term of ten years from the date of grant and vest over four years, unless otherwise determined by the Board of Directors.

A summary of the Corporation’s employee stock option plan activity is as follows:

	2013		2012
	Number of shares	Weighted average exercise price (CA$)	Number of shares	Weighted average exercise price (CA$)
Outstanding, beginning of year	526,519	9.71	350,936	16.69
Granted	30,000	8.10	221,986	6.31
Exercised	(47,968)	6.69	(5,143)	4.98
Forfeited	-	-	(31,545)	7.84
Expired	(4,644)	147.75	(9,715)	192.67
Outstanding, end of year	503,907	8.63	526,519	9.71
Options exercisable, end of year	234,533	11.25	162,922	17.78

The following table summarizes information about the Corporation’s stock options outstanding as at December 31, 2013:

Exercise price CA$	Number outstanding at December 31 2013	Weighted average remaining contractual life	Weighted average exercise price (CA$)	Number exercisable at December 31 2013	Weighted average exercise price (CA$)
4.91 – 4.92	28,762	6.26	4.91	22,487	4.91
4.93 – 5.03	126,905	7.44	5.03	79,316	5.03
5.04 – 6.25	157,871	8.36	6.25	39,468	6.25
6.26 – 6.96	133,126	7.73	6.85	66,019	6.91
6.97 – 164.50	57,243	6.45	29.18	27,243	52.40
	503,907	7.62	8.63	234,533	11.25

During the year ended December 31, 2013, 30,000 (2012 – 221,986) stock options with a weighted average aggregate fair value of $144 ($4.79 per option) at the date of grant (December 31, 2012 - $836 ($3.77 per option)) were issued to employees. The fair value of the stock options granted to employees during 2013, and 2012 was determined using the Black-Scholes option pricing model, with the following weighted average assumptions:

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	December 31 2013	December 31 2012
Risk-free interest rate (%)	1.39%	1.32%
Expected volatility (%)	69%	74%
Expected life (in years)	5	5
Expected dividends	$ nil	$ nil

Expected volatility for the options granted in the year ended December 31, 2013 was determined using the stock historical volatility for the five years prior to the date of grant, as this is the expected life of the stock option.

Stock-based compensation expense related to the stock options of $455 for the year ended December 31, 2013, is included in selling, general and administrative expenses (2012 – $494).

Proceeds on the exercise of options amounted to $306 for the year ended December 31, 2013 (2012 – $26).

Deferred Share Unit Plan

The Corporation has a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the holder, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics common share on the TSX on the date of termination.  Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value.  Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

	December 31, 2013		December 31, 2012
DSU continuity schedule:	Number	Amount	Number	Amount
Balance at January 1	124,085	$842	108,909	$548
DSU forfeitures	-	-	-	-
DSU compensation expense	7,235	88	15,176	87
DSU fair value adjustments	n/a	1,591	n/a	207
Balance at December 31	131,320	$2,521	124,085	$842

DSU compensation expense and fair value adjustments are included in selling, general and administrative expenses. The liability amount of $2,521 (2012 – $842) is included in trade and other payables. DSUs issued vest immediately on the date of issuance.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Restricted Share Unit Plan

In 2008, the Board of Directors authorized a restricted share unit (“RSU Plan”) for senior executives. In 2012, the Omnibus Incentive Plan was adopted, under which, senior executives may be granted a portion of their long-term incentive plan in the form of RSUs instead of stock options. An RSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the senior executive. Each RSU entitles the participant to receive a cash payment no later than December 31 of the third calendar year following the year in respect of which the RSUs were granted.  Compensation cost for RSUs granted under the Omnibus Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value.  Changes in fair value between the grant date and the measurement date result in a change in the measure of compensation cost.

	December 31, 2013		December 31, 2012
RSU continuity schedule:	Number	Amount	Number	Amount
Balance at January 1	189,694	$859	233,230	$531
RSU compensation expense	n/a	690	n/a	252
RSU fair value adjustments	n/a	1,854	n/a	222
RSU forfeitures	-	-	(22,024)	-
RSUs vested in the period	(142,809)	(2,743)	(21,512)	(146)
Balance at December 31	46,885	$660	189,694	$859

RSU compensation expense and fair value adjustments are included in selling, general and administrative expenses. The liability amount of $660 (2012 - $859) is included in trade and other payables.

Performance Share Unit Plan

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the participant. Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, to an account in the name of the senior executive. The fair value of the PSUs are recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Corporation has estimated the length of the expected vesting period at grant date, based on the most likely outcome of the performance conditions. The Corporation will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	December 31, 2013	December 31, 2012
PSU continuity schedule:
Balance at January 1	148,320	132,162
PSUs issued	6,173	34,000
PSUs forfeited	-	(17,842)
Balance at December 31	154,493	148,320

During the year ended December 31, 2013, the Corporation recognized a stock-based compensation expense associated with PSUs issued under the Hydrogenics Omnibus Incentive Plan of $176 (December 31, 2012 - $83), with the offsetting increase to contributed surplus.

Note 14. Expenses By Nature

	2013	2012
Raw materials and consumables used	$22,597	$22,923
Employee benefits (note 15)	21,087	15,217
Facilities	1,508	1,348
Shareholder communications and other corporate communications	515	889
Depreciation and amortization	712	870
Professional services	606	759
Insurance	576	527
Other	1,592	1,389
	$49,193	$43,922

Note 15. Employee Benefits Expense

Expenditures for employee benefits are as follows:

	2013	2012
Salaries and wages	$15,077	$12,811
Stock-based compensation	631	577
Medical, dental and insurance	674	506
Pension costs	108	122
Compensation indexed to share price	4,223	771
Other	375	430
	$21,087	$15,217

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 16. Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the years ended December 31, 2013, and 2012, research and product development expenses and non-repayable program funding, which have been received or are to be received, are as follows:

	2013	2012
Research and product development expenses	$5,534	$6,073
Government research and product development funding	(2,968)	(1,467)
	$2,566	$4,606

Note 17. Other finance gains and losses, net

Components of other finance gains and losses, net are as follows:

	2013	2012
Loss from change in fair value of exercised warrants (note 12)	$(557)	$(57)
Loss from change in fair value of outstanding warrants (note 12)	(1,315)	(268)
Loss from change in net present value of repayable government contribution (note 11)	(193)	(113)
	$(2,065)	$(438)

Note 18.  Income Taxes

The components of income tax expense for each of the years is as follows:

	2013	2012
Current income taxes	$-	$-
Income tax expense	$-	$-

The estimated income tax rate for the Corporation is based on substantively enacted corporate tax rates, expected timing of reversals, and expected taxable income allocation to various tax jurisdictions.

The Corporation’s computation of income tax expense is as follows:

	2013	2012
Loss before income taxes	$(8,908)	$(12,797)
Statutory income tax rate	25.00%	25.00%
Income tax recovery at statutory rate	(2,227)	(3,199)
Non-deductible expenses	706	-
Non-taxable revenue	-	291
Other permanent differences	(307)	(539)
Effect of income tax and rate changes on deferred income taxes	-	227
Effect of foreign currency rate changes on deferred income taxes	(544)	134
Income taxes at different rates in foreign and other provincial jurisdictions	(283)	(326)
Other	(536)	(158)
Tax losses for which no deferred income tax asset was recognized	3,191	3,570
Income tax expense	$-	$-

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

At December 31, 2013, the Corporation has available income tax loss carry-forwards of $70,915 that may be used to reduce taxable income in future years, in certain jurisdictions, expiring as follows:

2023	$151
2024	190
2025	244
2026	512
2027	14
2028	1
2030	6,151
2031	6,754
2032	5,682
No expiry	51,216
$70,915

Components of the Corporation’s deductible temporary differences and unused tax losses are:

	2013	2012
Non-capital losses	$22,418	$21,086
Investment tax credits	1,438	1,290
Scientific research and experimental development	778	-
Property, plant and equipment and intellectual property	787	609
Provisions	143	70
Other liabilities	1,228	549
	$26,792	$23,604

No deferred income tax asset has been recognized in respect of the $26,792 of losses and other temporary differences, as the Corporation is reflecting uncertainties associated with the realization of all deferred income tax assets.

Note 19.  Net Loss Per Share

For the year ended December 31, 2013, the weighted average number of common shares outstanding was 8,592,600 (2012 – 7,371,908). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 20.  Commitments

The Corporation incurred rental expenses of $845 under operating leases in 2013 (2012 - $906). The Corporation has future minimum lease payments under operating leases relating to premises, office equipment, and vehicles as follows:

2014	1,083
2015	1,085
2016	1,023
2017	794
2018	692
Thereafter	-
$4,677

The Corporation leases various premises, office equipment, and vehicles under non-cancellable operating lease agreements. The lease agreements are classified as non-cancellable, as penalties are charged if cancellation does occur. Certain leases contain purchase option clauses, which provide Hydrogenics with the ability to purchase the equipment or automobile at fair value at time of exercise. The leases have varying terms, escalation clauses and renewal rights.

Note 21. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

Note 22. - Lines of Credit and Other Loan Facilities

Operating lines of credit

At December 31, 2013, the Corporation had entered into operating lines of credit for up to 7,000 Euro, or the US equivalent of $12,019 (2012 - $10,416).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 7,000 Euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 750 Euro, provided that sufficient room exists under the overall facility limit of 7,000 Euro. The Borrower may also borrow up to 1,250 Euro for general business purposes, provided sufficient limit exists under the overall facility limit of 7,000 Euro. At December 31, 2013, 3,803 Euro of standby letters of credit and letters of guarantee are outstanding. No amount has been drawn upon the operating line of credit. At December 31, 2013, the Corporation had availability of 3,197 Euro or the US equivalent of $4,405 (December 31, 2012 - $2,197).

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 Euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany accounts with Hydrogenics Corporation (“the parent Corporation”) do not fall below a defined level. At December 31, 2013, the Borrower was in compliance with these covenants.

Within the Power Systems business segment, the Corporations have an additional $2,374 (December 31, 2012 - $873) of available operating lines of credit, for which $2,374 is outstanding, representing standby letters of credit and letters of guarantee issued by the financial institution. At December 31, 2013, the Corporation had availability of $nil (December 31, 2012 - $nil).

Other loan facilities

On September 28, 2011, the Canadian operating entity (“Hydrogenics Corporation”) entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6,000. Refer to Note 11 for further details.

The Corporation drew CA$1,884 on the loan during the year ended December 31, 2013 (December 31, 2012 - CA$1,627). The remaining CA$988 remains undrawn at December 31, 2013. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash and cash equivalents.  At December 31, 2013, the Corporation was in compliance with these covenants.

Note 23.  Guarantees

At December 31, 2013, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $7,614 (2012 - $9,092), with expiry dates extending to August 2017. The Corporation has restricted cash totalling $2,024 as partial security for these standby letters of credit and letters of guarantee with $1,730 restricted inHydrogenicsEurope NV, $188 restricted  in Hydrogenics Corporation, and $106 restricted within the German entity included in the Power Systems business segment. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

Note 24. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the shareholders of the Corporation. Billings by this related corporation for material totalled $212 in the year ended December 31, 2013 (2012 - $266). At December 31, 2013, the Corporation has an accounts payable balance due to this related party of $4 (2012 - $114).

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

As a result of CommScope’s investments in the Corporation, CommScope became a related party following the closing of the second tranche of the investment. Revenue from this related party for product were $4,049 in the year ended December 31, 2013 (2012 - $611).  At December 31, 2013, the Corporation has an accounts receivable balance due from this related party of $nil (2012 - $6). Billings by this related party for product totalled $35 in the year ended December 31, 2013 (2012 $8).  At December 31, 2013, the Corporation has an accounts payable balance to this related party of $35 (2012 - $nil).

All related party transactions involve the parent company. There are no related party transactions to disclose for the subsidiaries.

Key management compensation

Key management includes the Corporation’s directors and key executive members.

	2013	2012
Salaries and short-term employee benefits	$2,315	$1,942
Stock-based compensation, based on fair value of grants during the year:
Stock options – vesting term of four years	-	837
Performance share units – vesting when performance conditions met	47	1,061
Restricted share units – vesting term of three years	-	-
Deferred share units – vesting occurs at termination of directorship	87	85
	$2,449	$3,925

Note 25.  Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	2013	2012
(Increase) decrease in current assets
Trade and other receivables	$384	$(1,632)
Grants receivable	17	108
Inventories	(973)	(2,678)
Prepaid expenses and other current assets	(64)	(289)
Increase (decrease) in current liabilities
Trade, other payables and provisions	(1,614)	984
Deferred revenue	(6,629)	15,138
Subtotal	$(8,879)	$11,631
Liabilities for compensation indexed to share price	4,223	768
	$(4,656)	$12,399

Note 26.  Segmented Financial Information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Corporation. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.  Financial information by reportable segment for the years ended December 31, 2013, and 2012 is as follows:

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	Year ended December 31, 2013
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Statement of Operations and Comprehensive Loss:
Revenue from external customers	$24,078	$18,335	$-	$42,413
Intersegment revenue	16	40	-	56
Gross profit	3,681	8,380	-	12,061
Selling, general and administrative expenses	3,249	4,201	8,825	16,275
Research and product development expenses	817	1,722	27	2,566
Other finance losses, net	-	-	(2,065)	(2,065)
Interest income	-	-	11	11
Interest expense	-	-	(426)	426
Segment gain (loss) (i)	(386)	2,457	(10,979)	(8,908)

Consolidated Balance Sheet:
Total segment assets	22,156	10,277	7,637	40,070
Total segment current liabilities	10,013	7,860	4,655	22,528
Total segment non-current liabilities	1,803	9,578	-	11,381

Other items (included in selling, general and administrative expenses and cost of sales):
Depreciation of property, plant and equipment	278	395	-	673
Amortization of intangible assets	6	-	33	39

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	Year ended December 31, 2012 As Revised (Note 2)
	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Statement of Operations and Comprehensive Loss:
Revenue from external customers	$27,336	$4,361	$-	$31,697
Intersegment revenue	441	68	-	509
Gross profit	3,780	1,469	-	5,249
Selling, general and administrative expenses	3,308	3,782	5,937	13,027
Research and product development expenses	611	3,821	20	4,452
Other finance losses, net	-	-	(438)	(438)
Interest income	-	-	26	26
Interest expense	-	-	(329)	(329)
Segment loss (i)	(139)	(6,134)	(6,524)	(12,797)

Consolidated Balance Sheet:
Total segment assets	26,145	6,138	9,594	41,877
Total segment current liabilities	14,267	10,028	1,759	26,054
Total segment non-current liabilities	1,611	9,905		11,516

Other items (included in selling, general and administrative expenses and cost of sales):
Depreciation of property, plant and equipment	421	402	-	823
Amortization of intangible assets	6	-	41	47

(i)
Segment income (loss) includes directly attributable selling, general and administrative costs, research and product development costs, net of associated grants and depreciation of property, plant and equipment and amortization of intangible assets.  It is consistent with the Corporation’s profit or loss before tax expense (income).

The accounting policies for intersegment transactions are the same as those described in note 2.

Goodwill relating to the Corporation’s OnSite Generation segment at December 31, 2013 was $5,248 (2012 - $5,021). OnSite Generation consists of the Corporation’s subsidiary primarily located in Belgium with a functional currency of the euro.  The changes in goodwill are a result of currency fluctuations between the US dollar and the euro.

Revenue and cost of sales derived from products and services are as follows:

	2013	2012
Revenue
Products	$36,910	$27,165
Services	5,503	4,532
	$42,413	$31,697

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

	2013	2012
Cost of sales
Products	$28,326	$24,716
Services	2,026	1,732
	$30,352	$26,448

Revenue is segmented by geographic region, which is attributed to countries based on customer location. During the year ended December 31, 2013, revenue from external customers located in Canada was $1,407 (2012 – $1,216).

The total revenue from external customers in the following regions is as follows

	2013	2012

European Union	$18,007	$13,890
North America	7,746	2,814
Asia	6,771	2,510
Eastern Europe	5,058	7,111
Africa	2,697	1,943
Middle East	1,131	932
Oceania	926	222
Other	77	2,275
	$42,413	$31,697

During the year ended December 31, 2013, revenue attributable to the individual countries representing greater than 10% of total revenues included France, United States and Russia, which represented 27.7% and 14.9% and 10.1% respectively. During the year ended December 31, 2012, revenue attributable to the individual countries representing greater than 10% of total revenues included Germany and Russia, which represented 27.6% and 20.0% respectively.

 The Corporation’s largest customers comprise the following percentages of revenue:

	2013	2012

First (Power segment)	24%	12%
Second (Power segment)	10	8
Third (OnSite Generation segment)	9	6
Fourth	5	6
Others	52	68
	100%	100%

Property, plant and equipment are located in the following countries:

	2013	2012

Canada	$731	$651
Belgium	723	675
Germany	230	73
	$1,684	$1,399

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

Note 27.  Risk Management Arising From Financial Instruments and Capital Management

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities.  The following table summarizes information regarding the carrying values of the Corporation’s financial instruments:

	2013	2012

Loans and receivables (i)	$18,577	$21,815
Other financial liabilities (ii)	15,979	13,516

(i)	Includes cash and cash equivalents and restricted cash, and accounts receivable (excluding goods and services tax).

(ii)	Includes financial liabilities included within trade and other payables, repayable government contributions, and long-term debt.

Liquidity risk

The Corporation has sustained losses and negative cash flows from operations since its inception.  At December 31, 2013, the Corporation had $11,823 (2012 - $13,020) of current cash and cash equivalents.  Liquidity risk is the risk the Corporation will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset.  The Corporation is exposed to liquidity risk as it continues to have net cash outflows to support its operations.  The Corporation’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Corporation achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital.  The Corporation monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Corporation’s financing plans and compliance with internal targets. A significant portion of the Corporation’s financial liabilities are classified as current liabilities, as settlement is expected within one year.

The following table details the Corporation’s contractual maturity for its net financial liabilities. The information presented is based on the earliest date on which the Corporation can be required to pay and represents the undiscounted cash flow including principal and interest.

At December 31, 2013

	Due within one year	Due between one and two years	Due between three and five years	Due between six and ten years
Trade and other payables	$12,628	$-	$-	$-
Warrants	1,075	-	-	-
Repayable government contributions	465	209	317	-
Long-term debt	-	-	2,196	3,035

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

At December 31, 2012

	Due within one year	Due between one and two years	Due between three and five years	Due between six and ten years
Trade and other payables	$10,962	$-	$-	$-
Warrants	1,545	-	-	-
Repayable government contributions	489	235	790	-
Long-term debt	-	-	744	2,745

Credit risk

Credit risk arises from the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Corporation is exposed to credit risk from customers. At December 31, 2013, the Corporation’s two largest customers accounted for 34% of revenue (20% at December 31, 2012) and 42.6% of accounts receivable (39.4% at December 31, 2012). In order to minimize the risk of loss for trade receivables, the Corporation’s extension of credit to customers involves a review and approval by senior management as well as progress payments as contracts are executed and, in some cases, irrevocable letters of credit. The majority of the Corporation’s sales are invoiced with payment terms between 30 and 60 days. The Corporation’s objective is to minimize its exposure to credit risk from customers in order to prevent losses on financial assets by performing regular monitoring of overdue balances and to provide an allowance for potentially uncollectible accounts receivable. The Corporation has also insured a portion of its outstanding accounts receivable with Export Development Canada.

The Corporation’s trade receivables have a carrying value of $4,864 at December 31, 2013 (2012 - $5,148), representing the maximum exposure to credit risk of those financial assets, exclusive of the allowance for doubtful accounts and insurance.

The aging of these receivables is as follows:

	2013	2012

Not due	91%	76%
Less than 30 days past due	1	3
Less than 60 days past due, more than 30 days past due	3	17
More than 60 days past due	5	4
	100%	100%

The Corporation’s gross exposure to credit risk for trade receivables by geographic area at December 31 was as follows:

	2013	2012

Europe	74%	88%
North America	13	6
Asia	7	2
Rest of world	6	4
	100%	100%

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The activity of the allowance for doubtful accounts for the year is as follows:

	2013	2012

Allowance for doubtful accounts, beginning of year	$124	$198
Bad debt expense	15	3
Reversal of bad debt expense	-	(11)
Writeoff of bad debts	-	(66)
Allowance for doubtful accounts, end of year	$139	$124

The Corporation believes the credit quality is high for the accounts receivable, which are neither past due nor impaired based on prior experience of collections of accounts within 0 - 60 days of the payment term on the invoice.

The Corporation may also have credit risk relating to cash and cash equivalents and restricted cash, which it manages by dealing with chartered Canadian, chartered Belgian and German banks. The credit risk is limited because the counterparties are chartered banks with high credit ratings assigned by international credit rating agencies. In addition, the Corporation minimizes exposure to credit risk by strategically managing cash balances at individual banks. As well, the Corporation may also fund working capital by leveraging credit facilities that are not 100% secured by cash, resulting in a mitigation of credit risk at the corresponding bank.

The Corporation’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in lower risk bank acceptances of these banks. The Corporation’s cash and cash equivalents and restricted cash carrying value is $13,847 at December 31, 2013 ($16,802 at December 31, 2012), representing the maximum exposure to credit risk of these financial assets. Approximately 99% (99% - December 31, 2012) of the Corporation’s cash and restricted cash at December 31, 2013 was held by four financial institutions. The Corporation’s exposure to credit risk relating to cash and cash equivalents and short-term investments, segmented by geographic area as at December 31, was as follows:

	2013	2012

Canada	54%	56%
Belgium	38	40
Germany	8	4
	100%	100%

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in currencies other than the functional currency of the parent corporation (USD$) and the functional currency of its subsidiary located in Belgium (euro).  This primarily includes Canadian dollar transactions at the parent corporation and US dollar transactions at the Corporation’s subsidiary in Belgium. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable functional currency of the subsidiary to the extent practical to match the obligations of its financial liabilities.  Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies.  This primarily includes cash and cash equivalents, trade and other receivables and trade and other payables which are denominated in foreign currencies.  The Corporation recognized net foreign exchange gains in the year ended December 31, 2013 of $355, compared to foreign exchange gains of $169 in the year ended December 31, 2012.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

If an increase in the Canadian dollar relative to the US dollar of 10% were to occur, the exchange gain on the net financial assets would be $32, whereas a negative decrease in the Canadian dollar relative to the US dollar of 10% would result in a loss of $32.  If a shift in the euro relative to the US dollar of 10% were to occur, the exchange gain on the net financial assets would be $525, whereas a negative decrease in the euro relative to the US dollar of 10% would result in a loss of $525.

Interest rate risk

Cash flow interest rate risk arises because of the fluctuation in market interest rates.  The Corporation’s objective in managing interest rate risk is to maximize the return on its cash and cash equivalents and restricted cash. The Corporation is subject to interest rate risk on its short-term borrowings offset by cash and cash equivalents. The Corporation’s debt borrowings are at a fixed interest rate. If an increase in interest rates of 10% were to occur, the impact on cash and cash equivalents and restricted cash and the related net loss for the period would be positive $19. Given the prevailing interest rates earned by the Corporation’s short-term investments, a decrease of 10% would not be possible.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities (excluding the liabilities relating to the RSUs and DSUs) approximate their fair value given their short-term nature. The liabilities relating to the RSUs and DSUs are recorded at fair value. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the RSUs and DSUs are classified as Level 1. The fair value of the warrants are estimated using a binomial pricing model which relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility as well as unobservable inputs/assumptions related to the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced (i.e. Level 3 of the fair value hierarchy) (see note 2). The Corporation has not transferred any financial instruments between Level 1, 2, or 3 of the fair value hierarchy.

Management of capital

The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development and undertake selective acquisitions, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

2013 Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Financial Statements
(in thousands of US dollars, except share and per share amounts)

The Corporation’s capital is composed of long-term debt and shareholders’ equity. The total capital at December 31, 2013 is $8,647 (2012 - $5,595). The Corporation’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Corporation currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Corporation’s objectives when managing capital are to ensure the Corporation will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders.

The Corporation monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.

2013 Consolidated Financial Statements